

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 7, 2016

<u>Via E-mail</u>
Wanjun Xie, Chief Executive Officer
Achison Inc.
3906 Main Street
Suite 207
Flushing, NY 11354

> **Re: Achison, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 11, 2016**
> **File No. 333-211051**

Dear Mr. Xie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Throughout the prospectus numerous statements in your disclosure are unclear because they are not written in plain English or the concept is not fully described. Please review your entire prospectus to ensure that your disclosure throughout is written in plain English and the concepts that you describe are fully explained. See Rule 421(b) of Regulation C. For example only, we note:

- "Lansdale Inc. will continue to raise funds by any ways, and continue to support the Corporation by granting funds or making loans without interest. Then, the Corporation will continue to obtain the working capital, to driving the growth of the Corporation." (page 5)

- "The Corporation is engaged in trading the spot gold and the spot silver. Gold and silver market is close to direct competition in the international market. Wanjun Xie, who is president of the Corporation, has found some special trading ways which are our business secret, and we believes that we can achieve about 3%-5% Annual Average Assets Return with low risk when we will be trading the spot gold and the spot silver by using these special trading ways. But we won't guarantee to achieve about 3%-5% Annual Average Assets Return with low risk when we will be trading the spot gold and the spot silver. Any investors can see the financial statement quarterly and annually, to know if the Corporation will profit or lose." (page 5)

- "The Corporation isn't having or won't anticipates having within the next 12 months any items in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the corporation to make payments. The Corporation isn't having or won't anticipates having within the next 12 months a significant amount of the Company's trade payables have not been paid within the stated trade term." (page 6)

2. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

    Your disclosure indicates that you are a development stage company that intends to invest in gold, silver, platinum, palladium, foreign currencies and stocks. Your disclosure shows that you have minimal assets, no revenues, no operations, and no contracts regarding the company's proposed products or services. We also note your disclosure that this offering will not provide you with sufficient funds to provide the proposed services. Additionally, we note that your website is not fully developed. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

5. It also appears that you are a shell company as defined in Rule 405 of Regulation C, because you have nominal operations and total assets consisting solely of cash and cash equivalents. Please revise your disclosure throughout to account for the implications of being designated a shell company. Alternatively, please explain why you are not a shell company.

6. Throughout your registration statement you utilize industry jargon. For example only, please provide a better explanation for "small part fund" and "important fund." If you must include technical terms in the body of your prospectus that are understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

Cover Page of Registration Statement

7. We note that your offering will continue for 45 days after the S-1 is effective and therefore appears to be a continuous offering under Rule 415. We note, however, that you did not check the box to indicate that you are engaging in a continuous offering under Rule 415. Please revise or advise us as to why you believe Rule 415 is not applicable.

Cover Page

8. Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

9. We note your reference to your securities being "listed" on the OTC Markets. Please revise to clarify that you will seek to have your shares quoted on the OTC Markets.

10.   We note paragraph 13 contains the dealer prospectus delivery obligation. Please move this to the outside back cover page of the prospectus and ensure that it complies with the requirements of Item 502 of Regulation S-K and Section 4(a)(3) of the Securities Act.

Prospectus Summary, page 5

11.   We note your disclosure that you are engaged in trading spot gold and spot silver and that you believe your will achieve a "3% to 5% annual average asset return with low risk." Please tell us your reasonable basis for this statement, which appears to be a projection. Please also provide the disclosures regarding projections required by Item 10(b) of Regulation S-K.

12.   We note your disclosure on page 18 that you intend to invest in gold, silver, platinum, palladium, foreign currencies and stocks. Please reconcile this with your disclosure that you intend to invest in spot gold and spot silver.

Plan of Distribution, page 8

13.   We note your disclosure that Mr. Xie will be selling securities on your behalf. Please explain how his activities will meet the safe harbor provisions set out in Rule 3a4-1 under the Securities Exchange Act of 1934. Additionally, we note your disclosure on page 5 that Lansdale Inc. will continue to raise funds and support you. Please advise whether Lansdale will be selling securities on your behalf in this offering or in the future, and if so, whether it is a registered broker-dealer.

14.   We note your disclosure on page 18 that Lansdale Inc. will purchase 96,000,000 shares using cash and properties. Please advise whether Lansdale has contractually committed to purchasing these shares. Further, please advise what properties will be provided in order to purchase these shares.

Interests of Named Experts and Counsel, page 9

15.   Please revise to identify your independent accountant as an expert.

16.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X for the interim period ended June 30, 2016.   Please also update your other financial related information throughout your filing, including a discussion of the interim period ended June 30, 2016 within your MD&A consistent with Item 303(b) of Regulation S-K.

Description of Business, page 9

17.   We note your disclosure that your "business isn't regulated by the U.S. Commodity
        Futures Trading Commission and the National Futures Association." Please provide a
        detailed legal analysis as to how you determined that your proposed business plan
        exempts you from regulation by these entities.

Evaluation of Disclosure Controls and Procedures, page 17

Changes in Internal Controls over Financial Reporting and Statement, page 18

18.   The disclosure controls and procedures and internal controls over financial reporting
        sections are not required in your Form S-1. Please remove both of these sections from
        your Form S-1. Alternatively, please tell us in detail how management's conclusions
        regarding the effectiveness of your disclosure controls and procedures continue to be
        appropriate given that:

        •   You have one employee who does not appear to be an expert in U.S. GAAP;

        •   You made your initial filing without audited financial statements

        •   Other required disclosures noted in our comments are not originally included in your
            filings.

Directors, Executive Officers …, page 18

19.   Please disclose the business experience of Mr. Xie and Ms. Li during the last five years,
        including their principal occupations and employment, and the names and principal
        businesses of any corporation or other organization in which such occupation and
        employment were carried out. In addition, any directorships during the past five years
        should be disclosed. Please see Item 401of Regulation S-K. For example only, we note
        that Mr. Xie and Ms. Li are affiliated with Lemont Inc., Landsbay, Inc., Linton Inc.,
        Larison Inc., Blueville, Inc. and Lansdale, Inc. Further, in an appropriate section, please
        explain the relationship of these entities to you. Finally, please provide support for your
        disclosure on page 9 that management has "more than 24 years management prior
        experience related to [your] business."

Part II – Information Not Required in Prospectus

20.   Please clearly separate the disclosure in Part II of the registration statement from the
        disclosure in Part I of the registration statement. Refer to Form S-1.

Undertakings, page 19

21.   Please include all of the required undertakings. Refer to Section 512 of Regulation S-K
        for guidance.

Exhibits and Financial Statement Schedules, page 19

22.   Please ensure that you file all exhibits required under Item 601 of Regulation S-K,
        including, but not limited to, an opinion of counsel as to the legality of the securities you
        are seeking to register. Please also refer to Staff Legal Bulletin 19 for guidance regarding
        the legal opinion.

23.   Please revise to include consent from your independent accountant as required under Item
        601(b)(23) of Regulation S-K. A consent from your independent registered public
        accounting firm states, if true, that the auditor consents to the use of its auditor's report,
        and other references to the auditor, in this registration statement.   It is also signed and
        currently dated by the auditor.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement, please provide a written statement from the company
acknowledging that:

  •   should the Commission or the staff, acting pursuant to delegated authority, declare the
      filing effective, it does not foreclose the Commission from taking any action with respect
      to the filing;

  •   the action of the Commission or the staff, acting pursuant to delegated authority, in
      declaring the filing effective, does not relieve the company from its full responsibility for
      the adequacy and accuracy of the disclosure in the filing; and

  •   the company may not assert staff comments and the declaration of effectiveness as a
      defense in any proceeding initiated by the Commission or any person under the federal
      securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202)551-3851 or Wilson Lee at (202)551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities